UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D/A
Amendment No. 1

Under the Securities Exchange Act of 1934

LEVIATHAN MINERALS GROUP INCORPORATED
(Name of Issuer)

Common Stock, $0.0001 par value
(Title of Securities)

_____________________________
(CUSIP Number)

Dennis Nguyen
c/o New Asia Partners, LLC
800 Nicollet Mall, Suite 2690
Minneapolis, MN 55402
(612) 279-2030
(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)

August 22, 2011
(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), Rule 13d-1(f) or Rule 13d-1(g), check the following box.  ☐

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.
1. Names of Reporting Persons IRS Identification Nos. of Above Persons (Entities Only) 27-2394850 New Asia Partners, LLC
2. Check the Appropriate Box if a Member of a Group (See Instructions) (a) (b)
3. SEC Use Only
4. Source of Funds (See Instructions) WC
5. Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)
6. Citizenship or Place of Organization Minnesota
Number of Shares Beneficially Owned by Each Reporting Person With: 7. Sole Voting Power 1,465,778 8. Shared Voting Power N/A
9. Sole Dispositive Power 1,465,778
10. Shared Dispositive Power N/A
11. Aggregate Amount Beneficially Owned by Each Reporting Person 1,465,778
12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)
13. Percent of Class Represented by Amount in Row (11) 8.01%
14. Type of Reporting Person (See Instructions) OO (limited liability company)

CUSIP No.
1. Names of Reporting Persons IRS Identification Nos. of Above Persons (Entities Only) 27-2510853 Newport Capital, LLC
2. Check the Appropriate Box if a Member of a Group (See Instructions) (a) (b)
3. SEC Use Only
4. Source of Funds (See Instructions) AF
5. Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)
6. Citizenship or Place of Organization Minnesota
Number of Shares Beneficially Owned by Each Reporting Person With: 7. Sole Voting Power N/A 8. Shared Voting Power 1,465,778*
9. Sole Dispositive Power N/A
10. Shared Dispositive Power 1,465,778*
11. Aggregate Amount Beneficially Owned by Each Reporting Person 1,465,778*
12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)
13. Percent of Class Represented by Amount in Row (11) 8.01%
14. Type of Reporting Person (See Instructions) OO (Limited Liability Company)
*This amount represents securities of the issuer owned of record by New Asia Partners, LLC (“NAP”).

CUSIP No.
1. Names of Reporting Persons IRS Identification Nos. of Above Persons (Entities Only) Dennis Nguyen
2. Check the Appropriate Box if a Member of a Group (See Instructions) (a) (b)
3. SEC Use Only
4. Source of Funds (See Instructions) AF
5. Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)
6. Citizenship or Place of Organization United States
Number of Shares Beneficially Owned by Each Reporting Person With: 7. Sole Voting Power N/A 8. Shared Voting Power 1,465,778*
9. Sole Dispositive Power N/A
10. Shared Dispositive Power 1,465,778*
11. Aggregate Amount Beneficially Owned by Each Reporting Person 1,465,778*
12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)
13. Percent of Class Represented by Amount in Row (11) 8.01%
14. Type of Reporting Person (See Instructions) IN
*This amount represents securities of the issuer owned of record by New Asia Partners, LLC (“NAP”) and beneficially by Newport Capital, LLC.

CUSIP No.
1. Names of Reporting Persons IRS Identification Nos. of Above Persons (Entities Only) 27-1689694 Wildwood Capital LLC
2. Check the Appropriate Box if a Member of a Group (See Instructions) (a) (b)
3. SEC Use Only
4. Source of Funds (See Instructions) AF
5. Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)
6. Citizenship or Place of Organization Minnesota
Number of Shares Beneficially Owned by Each Reporting Person With: 7. Sole Voting Power N/A 8. Shared Voting Power 1,465,778*
9. Sole Dispositive Power N/A
10. Shared Dispositive Power 1,465,778*
11. Aggregate Amount Beneficially Owned by Each Reporting Person 1,465,778*
12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)
13. Percent of Class Represented by Amount in Row (11) 8.01%
14. Type of Reporting Person (See Instructions) OO (Limited Liability Company)
*This amount represents securities of the issuer owned of record New Asia Partners, LLC (“NAP”) and beneficially by Wildwood Capital LLC.

CUSIP No.
1. Names of Reporting Persons IRS Identification Nos. of Above Persons (Entities Only) Todd Vollmers
2. Check the Appropriate Box if a Member of a Group (See Instructions) (a) (b)
3. SEC Use Only
4. Source of Funds (See Instructions) AF
5. Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)
6. Citizenship or Place of Organization United States
Number of Shares Beneficially Owned by Each Reporting Person With: 7. Sole Voting Power N/A 8. Shared Voting Power 1,465,778*
9. Sole Dispositive Power N/A
10. Shared Dispositive Power 1,465,778*
11. Aggregate Amount Beneficially Owned by Each Reporting Person 1,465,778
12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)
13. Percent of Class Represented by Amount in Row (11) 8.01%
14. Type of Reporting Person (See Instructions) IN

*This amount represents securities of the issuer owned of record by New Asia Partners, LLC (“NAP”) and beneficially by Wildwood Capital LLC.

EXPLANATION

This Amendment No. 1 on Schedule 13D/A (this “Amendment”) is filed on behalf of New Asia Partners, LLC (“NAP”), Newport Capital, LLC (“Newport Capital”), Dennis Nguyen, Wildwood Capital LLC (“Wildwood Capital”) and Todd Vollmers and amends that certain Schedule 13D as previously filed by the Reporting Persons with the Securities and Exchange Commission on March 10, 2011 (the “Original Filing”) relating to the common stock, par value $0.0001 per share (the “Common Stock”) of Leviathan Minerals Group Incorporated (formerly DE Acquisition 3, Inc.) (the “Company” or the “Issuer”).  This Amendment No.1 is being filed to report a material change in the facts set forth in Items three and  six of the Schedule 13D/A.

Items 3, 4, 6 and 7 of the Original Filing are hereby amended and restated as follows.

Item 3.    Source and Amount of Funds or Other Consideration

On June 2, 2011, NAP entered an agreement (the “NAP Agreement”) with Top Yield Holdings Limited (“Top Yield”) which contemplated that the Issuer would complete a business combination with Top Yield and a private placement offering (the “Offering”) of up to $10 million in convertible promissory notes and warrants.  On August 22, 2011, the Company entered into a Share Exchange Agreement (the “Exchange Agreement”) with Top Yield and those certain other signatories thereto pursuant to which the Company issued an aggregate of 16,705,406 shares of Common Stock in exchange for all of the outstanding equity interests of Top Yield (the “Share Exchange”).

In connection with the Share Exchange, NAP entered into a Cancellation Agreement, dated August 22, 2011 (the “Cancellation Agreement”), by and among the Company and all of the shareholders of the Company immediately prior to the Share Exchange, pursuant to which the Company issued warrants to purchase 651,457 shares of Common Stock (the “Warrants”) of the Company and NAP agreed to cancel an aggregate of 3,510,679 shares of Common Stock of the Company owned by NAP.  The Warrants are exercisable as of the date of issuance at an exercise price of $4.25 per share and expire two years from the date of issuance.

The description of the Cancellation Agreement and Warrants are intended to be a summary only and are qualified in their entirety by the form of the Cancellation Agreement and Warrants filed as Exhibits 10.1 and 10.2 to the Company’s Form 8-K filed on August 26, 2011.

Item 4.    Purpose of Transaction

The Reporting Persons acquired or disposed of the securities of the Issuer as set forth in Item 3 above, which is incorporated by reference herein.

Item 5.    Interest in Securities of the Issuer

NAP owns 814,321 shares of the Common Stock of the Issuer and warrants to purchase 651,457 shares of Common Stock of the Issuer, representing approximately 8.01% of the outstanding Common Stock of the Company (as determined by the number of shares of Common Stock reported issued and outstanding on the Company’s Form 8-K  filed on August 26, 2011).  Newport Capital owns 90% of the outstanding membership interests of NAP and Mr. Nguyen owns 100% of the outstanding membership interests of Newport Capital and therefore may be deemed to beneficially own up to 90% of the shares of Common Stock owned of record by NAP. Wildwood Capital owns 10% of the outstanding membership interests of NAP and Mr. Vollmers owns 100% of the outstanding membership interests of Wildwood Capital and may be deemed to beneficially own up to 10% of the Common Stock owned of record by NAP.  Mr. Vollmers and Mr. Nguyen share voting and dispositive control over the securities of the Issuer owned by NAP.

Item 6.    Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

The NAP Agreement is filed as Exhibit 99.2 to this Amendment. The Cancellation Agreement and Warrant are filed as Exhibits 10.1 and 10.2 to the Company’s Form 8-K filed on August 26, 2011.

Item 7.    Material to Be Filed as Exhibits

99.1   Joint Filing Agreement

99.2   Agreement, dated June 2, 2011

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

August 31, 2011	NEW ASIA PARTNERS, LLC

By: /s/ Dennis Nguyen
       Dennis Nguyen, Chairman

NEWPORT CAPITAL, LLC

By: /s/ Dennis Nguyen
       Dennis Nguyen, Chief Manager

/s/ Dennis Nguyen
Dennis Nguyen

WILDWOOD CAPITAL LLC

By: /s/ Todd Vollmers
      Todd Vollmers, Chief Manager

/s/ Todd Vollmers
   Todd Vollmers